CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

September 16, 2014

VIA EDGAR AND FEDERAL EXPRESS
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C.  20549-3628

Re: Darden Restaurants, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed September 2, 2014
Additional Soliciting Materials on Schedule 14A
Filed August 4, 2014, September 2 & 4, 2014
File No. 001-13666

Dear Ms. Duru:

On behalf of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated September 8, 2014, with respect to certain statements contained Amendment No. 2 to the Preliminary Proxy Statement filed by Darden on September 2, 2014 (the “Proxy Statement”), as well as statements contained in the soliciting materials filed by Darden with the SEC on August 4, September 2 & 4, 2014 (the “Soliciting Material”).  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Soliciting Materials filed August 4, 2014

1.
We acknowledge receipt of the response letter dated August 28, 2014. Supplementally, please identify and clarify specifically the financial and related information (historical or prospective) in the CIM, which Red Lobster executives provided.

Response:  The Company is providing to the SEC a responsive submission to this comment on a supplemental basis.

September 16, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

2.
Further to our comment above. Please clarify whether Red Lobster executives approved statements included in the CIM regarding Red Lobster financial data (historical or prospective) prior to it being distributed by Golden Gate.

Response:  The Company is providing to the SEC a responsive submission to this comment on a supplemental basis.

3.
We refer to our letter dated August 11, 2014. In response to comment 1, you indicate that future materials will clearly distinguish between items that are factual and those that are reflective of your opinion. Please file revised materials that correct statements previously identified as “facts”, but which represent your opinions.

Response:  The Staff’s comment is noted, and the Soliciting Materials have been revised accordingly.

4.
In responding to the comment above, please advise us of whether you intend to clarify or correct your August 4, 2014 statements, which were erroneously presented as “facts”, particularly given information regarding Red Lobster’s alleged prospects, which is in the public domain, referenced in materials filed by Starboard on September 4, 2014 and which is accessible to shareholders. We may have further comment.

Response:  The Staff’s comment is noted.  The Company has revised its August 4, 2014 Soliciting Materials to include the following statements:

•
“Although the Company believed that over the long-term Red Lobster may have had the potential to recover gradually and hence could be attractive to financial and other buyers, particularly in the context of a competitive bidding process, the Company believed that the significant risks, volatility and uncertainties associated with the business far outweighed any long term potential and did not justify maintaining the Company’s investment in the business.”

•
“The Company believed these risks made the divestiture of Red Lobster at the current time particularly compelling when considered in light of the opportunities of the Company’s other brands, the anticipated going-forward financial profile of the Company on an excluding-Red Lobster basis, public market demands for near-term improvements in the Company’s financial profile, and the foreseeable existing negative operating performance and trends of Red Lobster detailed in the presentation.”

Soliciting Materials filed September 2 & 4, 2014

September 16, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

5.
Please refer to the statements that Starboard is “seeking effective control of the company…,” and that Starboard is not offering “…Darden shareholders a control premium for such change in control…” Similar statements regarding the failure to pay a control premium are repeated throughout the materials. In the next filing made in reliance on Rule 14a-12, and in any proxy statement that may be filed pursuant to Rule 14a-6, please include an explanatory statement that indicates the non-management parties conducting the counter-solicitation are not legally required to pay Darden’s shareholders a control premium.

Response:  The Staff’s comment is noted.  The Company has revised the Proxy Statement to include the following statement:

“In this way, the Company’s proposed slate offers Darden’s shareholders with the opportunity to elect a majority of new nominees to the Board without giving control of the Company to Starboard and its nominees. Starboard is seeking to replace all 12 of Darden’s directors with its own nominees without offering to pay shareholders a control premium, and our Board believes that the absence of a control premium, notwithstanding Starboard not being legally required to offer such premium, is an important consideration for shareholders to take into account. The Board believes that the Company’s proposed slate reduces the risks and destabilization that would result from a full Board turnover and giving full control to Starboard’s nominees.”1

6.
Refer to Rule 14a-9. Please ensure that you are consistent in your description regarding the director nominees throughout the proxy statement and soliciting materials. For example, the press release dated September 2, 2014 and the letter to shareholders dated September 4, 2014 do not reference Mr. Odland’s settlement agreement with the SEC, which was entered into in October 2010.

Response:  The Staff’s comment is noted.  The Company will undertake to ensure consistency in its description of the Company’s director nominees throughout its filings.

7.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure and provide support for assertions of opinion. For example, please characterize as your opinion and provide us with support for the statements you make with respect to the following non-exclusive list of assertions regarding the director nominees’ experience:

1 Definitive Proxy Statement, page 21.

September 16, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

•	“[D]eveloping and successfully executing significant corporate turnarounds through operational improvements, increased financial discipline and exiting of non-core businesses; and,

•
[O]ptimizing asset portfolios through…real estate development, and mergers and acquisitions with many of Darden’s independent directors directly overseeing or guiding the strategic direction of substantial real estate portfolios…” (emphasis added).

Response:  The Staff’s comment is noted, and the Company is providing the underlying support to the SEC on a supplemental basis.

8.
Supplementally provide us with the basis for the statement that “many Darden shareholders …are concerned that replacing the entire Darden Board…would create a void in constructive leadership…” For example, supplementally advise us of the number of shareholders who expressed such concern.

Response:  The Staff’s comment is noted.  Between June 25, 2013 and September 2, 2014, the Company has had more than 140 meetings with shareholders in both one-on-one and group settings.  Throughout the course of the election contest, our independent directors have met and conversed with many of our larger shareholders on multiple occasions to solicit their feedback concerning the Company, its management, our strategic planning and the election of directors at the 2014 Annual Meeting.    In many of those meetings and conversations, shareholders have expressed concern over the fact that Starboard, a 8.8% minority shareholder, may gain control over a majority, and perhaps all, of the Board, which control would be disproportionate to Starboard’s economic interest in the Company, would come without payment of a premium to our shareholders and could result in disruption to the Company’s operations and reversal of the positive momentum the Company is experiencing as it begins to implement its Olive Garden Brand Renaissance.

While these views have been expressed to us on numerous occasions by multiple shareholders, the Company’s independent directors communicate with their shareholders in confidence and the Company is not in a position, nor does it desire, to disclose the content of any specific conversation with any specific shareholder.  Accordingly, the Company has revised the above referenced statement in the definitive additional materials filed with the SEC on September 10, 2014 to make clear that the Darden Board believes that many shareholders have concerns that replacing the entire Darden Board would be significantly destabilizing and disruptive at a critical time when the Company is just beginning to see early progress in its turnaround plans and would result in a void in constructive leadership.

9.
Please provide us with supplemental support or disclose within the materials, the basis for the statement that “To-Go sales at Olive Garden have significantly increased since the new on-line platform was put in place…”

September 16, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

Response:  The Staff’s comment is noted. The Company is providing the SEC support for the statement that “To-Go sales at Olive Garden have significantly increased since the new on-line platform was put in place…” on a supplemental basis.

Amendment No. 2 Preliminary Proxy Statement

10.
Please supplementally provide us with the instructions that shareholders will receive on how to attend and vote at the virtual meeting. Also, please clarify that persons who attend virtually must make arrangements with the holder of record, as may be appropriate, to ensure that the beneficial holder obtains a legal proxy in time to vote at the virtual meeting.

Response:  The Staff’s comment is noted, and the Proxy Statement has been revised accordingly. We are in the process of finalizing the instructions that shareholders will receive on how to attend and vote at the virtual meeting and will provide the Staff with such instructions as soon as they are available, which in any case will be no later than two weeks prior to the Annual Meeting.

11.
In your soliciting materials, you disclose the Board’s belief that the new board structure and slate will provide a fresh perspective. Please supplement your disclosure to disclose whether the Board contemplated nominating any other number of new or independent company nominees. Also, please disclose if the Board considered nominating less than 8 persons to fill the 12 available positions.

Response:  The Staff’s comment is noted, and the Proxy Statement has been revised accordingly.

12.
You disclose that three of the new nominees were first identified by means of a process that commenced in January 2014. Please explain why the new slate consisting of independent nominees was not initially proposed. Please clarify within the proxy statement why the Board decided to nominate the 4 new nominees at this time and whether it is in direct response to the solicitation in opposition or otherwise. Please clarify the skill sets (as compared specifically to your prior incumbent nominees and non-management nominees) that you believe make these new nominees better suited for a position on the board.

Response:  The Staff’s comment is noted, and the Proxy Statement has been revised accordingly.

13.
Please supplementally provide us with the basis for the statements regarding Mr. Silva’s involvement in “category-leading sales growth, with almost four straight years of consecutive comp sales increases every quarter largely driven by traffic, and substantial improvements across all aspects of operations, including restaurant-level profitability, menu and guest satisfaction…”

September 16, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

Response:  The Staff’s comment is noted, and the Company is providing the underlying support to the SEC on a supplemental basis.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the Company’s counsel – Sabastian V. Niles of Wachtell, Lipton, Rosen & Katz, at (212) 403-1366 or Joel H. Trotter, of Latham & Watkins LLP, at (202) 637-2165.

       Very truly yours,

     /s/ Teresa M. Sebastian

Teresa M. Sebastian, Esq.
Senior Vice President, General Counsel and Corporate Secretary, Darden Restaurants, Inc.

Enclosures

cc:           Daniel A. Neff, Esq.
Sabastian V. Niles, Esq.
Wachtell, Lipton, Rosen & Katz

David S. Dantzic, Esq.
Joel H. Trotter, Esq.
Jessica R. Munitz, Esq.
Latham & Watkins LLP